FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November 12, 2004

# MIRAMAR MINING CORPORATION

*300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada*
*Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780*

**November 12, 2004** **NEWS RELEASE 04-28** MAE - TSE
MNG-AMEX

## *Miramar Mining Reports Activities & Financial Results for Third Quarter 2004*

*- Step-out Drilling Resumes on Prospective Naartok Zone at Hope Bay -*

**VANCOUVER** -- Miramar Mining Corporation today reports its results for the third quarter ended September 30, 2004, and the resumption of drilling at the Hope Bay Project in Nunavut. The quarter saw notable drilling successes from Madrid, Boston and Goose Lake, three of the Company's gold deposits in the Canadian North. On the financial front, Miramar reported a consolidated net loss of $6.2 million including a write down of $1.8 million on property, plant and equipment at the Con Mine during the third quarter of 2004. Excluding this amount the loss was $4.4 million.

"With the transition of the Con and Giant Mines in Yellowknife into the reclamation phase, Miramar can concentrate on developing its future," said Tony Walsh, President and CEO. "The prime focus for the Company continues to be its Hope Bay project, where successful exploration results have been reported through the year to date."

***Third Quarter Activities***

Of all of Miramar's activities in the third quarter of 2004 the most encouraging results came from its drilling activities at Hope Bay and Back River in Nunavut. Drill programs were completed at both the Boston and Madrid deposits on the Hope Bay Project during the quarter. At Madrid, outstanding results were returned from the Naartok Zone, extending mineralization to considerable depths at grades and thicknesses greater than those seen closer to surface. This drilling continues to indicate excellent potential for the development of a bulk mining opportunity in the Madrid area. At Boston, deep drilling continued to indicate the potential to extend mineralization to considerable depths, while in-fill drilling within the inferred resource appears to have increased the confidence in these resources. At Back River, drilling on the Goose Lake deposit continued to demonstrate potential in two important areas: the high grade fold hinge and the greywacke zone within the core of the fold. Geologic modelling and resource estimation is underway on all three deposits: Boston, Madrid & Goose Lake.

During the quarter, as previously reported, Miramar encountered an unexpected delay in the permitting of its Doris North project at Hope Bay. The Nunavut Impact Review Board (NIRB) did not approve Miramar's application due to requirements for more detailed information. NIRB has encouraged Miramar to provide the requested supplemental information and reapply. The Company is close to completing the supplemental information. NIRB submitted its report to the Minister of Indian & Northern Affairs Canada who will determine the review process going forward.

In Yellowknife, Miramar is transitioning the two mines from operations to reclamation. Miramar has pledged the proceeds of the sale of its hydroelectric power plant in Yellowknife against the reclamation liabilities at the Con Mine, while Miramar is indemnified against past mining activities at the Giant Mine.

***Naartok Drilling***

The Naartok deposit forms part of the overall Madrid gold system, where gold mineralization has been defined over 2km of strike, and hosted an indicated resource of 565,000oz of gold grading 4.9g/t gold and an additional inferred resource of 1,886,000oz of gold at the same grade at the end of 2003. The Naartok deposit itself is comprised of two zones: Naartok East, a thick zone of broadly disseminated mineralization dipping northwest, and Naartok West, a north-dipping zone of gold mineralization dominated by very high veins. In 2004, as

previously reported, Miramar extended the Naartok West mineralization to depths of 450m below surface, while the Naartok East Zone has been drilled to less than 300m below surface. Drilling to date in 2004 doubled or perhaps even tripled the limits of the previously known mineralization and both zones remain open to depth.

Two drill rigs resumed drilling at Naartok on November 9th and will continue into December. The drill program will focus on the depth potential of both Naartok zones. Four holes are planned to step out 150-200m down dip of holes such as recently announced hole 04PMD274, which intercepted 9.8g/t gold over 64.2m, including two higher grade zones, and 04PMD281A, which intercepted 6.5g/t gold over 18.1m, the latter itself a 150m step-out hole. The drilling will test the down dip extensions of both the Naartok West and Naartok East Zones over a 300-400m strike length and, if successful, could have a dramatic impact on the potential of the Naartok mineralized system. The results of the four Naartok holes currently underway may not be available until January 2005.

***Strategic Objectives***

Although the Company was delayed in permitting the Doris North Mine in the third quarter, Miramar is confident that it will receive all necessary permits and will be able to achieve its goals to become an intermediate gold producer. Miramar's goals for sequential development of its Arctic gold assets are as follows:

1. Development of a high grade gold mine at Doris North to commence production as soon as possible, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.
2. Extension of the proposed operating life through the exploitation of the Boston deposit;
3. Expansion of the proposed production level through the development of a large scale bulk tonnage mining operation at Madrid;
4. Identification of further production opportunities at Back River;
5. Discovery of new gold resources by expanding the currently known deposits and discovering completely new deposits in order to support a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Miramar's goal is to have one infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas.

Any options for extending and expanding the life of the Doris North operation would be subject to the completion of additional drilling, economic studies and permitting procedures.

***Financial Results***

For the three months ended September 30, 2004, the Company's net loss was \$6.2 million or \$0.04 per share including a write down of \$1.8 million on property, plant and equipment at the Con Mine. Excluding the write down the loss was \$4.4 million or \$0.03 per share. In the same period of 2003, the Company reported a net loss of \$6.2 million or \$0.04 per share. Included in the 2003 results were severance costs of \$3.5 million for Con Mine as a result of the termination of mining operations at that location. Excluding severance the net loss in the third quarter of 2003 was \$2.7 million.

Miramar had working capital of approximately \$25.4 million at September 30, 2004, including cash and cash equivalents of \$26.7 million. Subsequent to quarter end, Miramar completed a flow-through financing to raise gross proceeds of \$15.2 million.

Losses excluding write downs and severance are non-GAAP measures of financial performance and should not be viewed as a substitute for net loss calculated in accordance with GAAP.

### *Yellowknife*

In the third quarter 3,388 ounces of gold were produced from the Yellowknife operations. Mining operations were terminated at the Giant Mine effective July 10 and formal notice was given to the Department of Indian and Northern Affairs ("DIAND") that the Company would return the Giant Mine property to DIAND. Until the Giant Mine is returned to DIAND some time early in 2005, the Company will hold the property on care and maintenance, and holding costs will be reimbursed by DIAND.

Processing of the arsenic tailings at the Con Mill continued through the third quarter and will continue over the remainder of the year until activities at the Con Mine move into the final reclamation process.

Miramar continues to work with the various regulatory agencies and the MacKenzie Valley Water Board to finalize the Company's Abandonment and Restoration plan for the Con Mine.

For further information on Miramar Mining Corporation, please visit the Company's website at http://www.miramarmining.com

Unless otherwise indicated, all financial information in this press release and the attached financial disclosure is presented in Canadian dollars and is in accordance with Canadian Generally Accepted Accounting Principles.

### *Forward Looking Statements*

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating to Miramar's strategies, goals and objectives; projections concerning anticipated timing, amount and cost of reclamation at the Company's properties and anticipated operating and financial results; exploration work at the Hope Bay, Goose Lake and George Lake projects and the expected results of this work, and statements regarding the likelihood of obtaining governmental permits in a timely manner of at all. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by words such as "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential," "goal," "objective," "strategy" or variations thereof or similar expressions, or statements that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar's operations; Miramar's reliance on the continued cooperation of DIAND with respect to the Giant Mine; successfully obtaining the agreement of government agencies and the McKenzie Valley Water Board with respect to the Company's plans for the Con Mine and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar's Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar's management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

*For further information contact:*
*Tony Walsh*
*President & CEO*
*Miramar Mining Corporation*
*Tel: (604) 985-2572      Fax: (604) 980-0731*
*Toll Free: 1-800-663-8780*
*Email:* info@miramarmining.com

Consolidated Financial Statements of

# MIRAMAR MINING CORPORATION

Periods ended September 30, 2004 and 2003

**MIRAMAR MINING CORPORATION**
**Consolidated Balance Sheets**
(expressed in thousands of Canadian dollars)

September 30, 2004 and December 31, 2003

| | | 2004 (unaudited) | | 2003 (unaudited) |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 26,758 | $ | 69,921 |
| Accounts receivable | | 1,429 | | 1,577 |
| Inventory | | 8,845 | | 6,443 |
| Prepaid expenses | | 852 | | 554 |
| | | 37,884 | | 78,495 |
| Note receivable | | 9,907 | | 9,592 |
| Power credits receivable | | 2,545 | | 4,345 |
| Property, plant and equipment (note 4) | | 162,970 | | 135,270 |
| Cash collateral deposits | | 6,274 | | 6,274 |
| Investment in Northern Orion Explorations Ltd. (note 3) | | 9,212 | | 10,112 |
| Investment in Sherwood Mining Corporation (note 5) | | 250 | | 294 |
| Other assets | | 105 | | 100 |
| | $ | 229,147 | $ | 244,482 |
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 12,526 | $ | 9,537 |
| Deferred gain | | 2,545 | | 4,345 |
| Provision for site reclamation and closure costs (note 2 (a)) | | 9,071 | | 8,529 |
| Deferred retirement benefits | | 42 | | 84 |
| Future income tax liability | | 22,144 | | 17,881 |
| | | 46,328 | | 40,376 |
| Shareholders' equity | | | | |
| Share capital (note 6) | | 367,040 | | 371,309 |
| Contributed surplus | | 4,938 | | 1,775 |
| Deficit | | (189,159) | | (168,978) |
| | | 182,819 | | 204,106 |
| | $ | 229,147 | $ | 244,482 |

See accompanying notes to consolidated financials statements.

**MIRAMAR MINING CORPORATION**

**Consolidated Statements of Operations and Deficit**

(expressed in thousands of Canadian dollars, except per share amounts)

For periods ended September 30, 2004 and 2003

| | 3 months ended September 30 2004 (unaudited) | 3 months ended September 30 2003 (unaudited) | 9 months ended September 30 2004 (unaudited) | 9 months ended September 30 2003 (unaudited) |
|---|---|---|---|---|
| Revenue: | | | | |
| Sale | $ 1,404 | $ 10,440 | $ 7,274 | $ 34,519 |
| Other income | 1,166 | 1,465 | 3,321 | 2,845 |
| | 2,570 | 11,905 | 10,595 | 37,364 |
| Expenses: | | | | |
| Cost of sales | 5,281 | 13,375 | 19,274 | 38,041 |
| Depreciation, depletion, and accretion | 427 | 489 | 1,436 | 4,158 |
| General and administration expenses | 1,311 | 920 | 3,224 | 3,020 |
| Foreign exchange | 47 | (252) | 53 | (55) |
| Stock-based compensation (note 2(b)) | - | - | 2,163 | 868 |
| Severances and closure expenses (note 4) | 108 | 3,505 | 1,304 | 3,610 |
| Write down of assets (note 4) | 1,836 | - | 3,708 | 7,280 |
| | 9,010 | 18,037 | 31,162 | 56,922 |
| Loss from operations before items noted below | (6,440) | (6,132) | (20,567) | (19,558) |
| Equity loss | (12) | (15) | (44) | (142) |
| Loss before income taxes | (6,452) | (6,147) | (20,611) | (19,700) |
| Income taxes: | | | | |
| Current | (68) | (60) | (390) | (233) |
| Future | 261 | - | 820 | 5,692 |
| Loss for the period | (6,259) | (6,207) | (20,181) | (14,241) |
| Deficit, beginning of the period as previously reported | - | - | (169,383) | (151,828) |
| Adjustment, on adoption of new accounting standards (note 2) | - | - | 405 | 1,315 |
| Deficit, beginning of the period as restated | (182,900) | (158,547) | (168,978) | (150,513) |
| Deficit, end of the period | $ (189,159) | $ (164,574) | $ (189,159) | $ (164,754) |
| Loss per share, basic and diluted | $ (0.04) | $ (0.04) | $ (0.13) | $ (0.11) |
| Weighted average number of common shares | 152,057,922 | 136,560,437 | 151,954,550 | 127,810,805 |

See accompanying notes to consolidated financial statements.

**MIRAMAR MINING CORPORATION**
**Consolidated Statements of Cash Flows**
(expressed in thousands of Canadian dollars)

For periods ended September 30, 2004 and 2003

| | 3 months ended September 30 2004 (unaudited) | 3 months ended September 30 2003 (unaudited) | 9 months ended September 30 2004 (unaudited) | 9 months ended September 30 2003 (unaudited) |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operations: | | | | |
| Loss for the period | $ (6,259) | $ (6,207) | $ (20,181) | $ (14,241) |
| Items not involving cash: | | | | |
| Depreciation, depletion and accretion | 427 | 489 | 1,436 | 4,158 |
| Future income taxes | (261) | - | (820) | (5,692) |
| Write-down of assets | 1,836 | - | 3,708 | 7,280 |
| Equity loss | 12 | 15 | 44 | 142 |
| Stock based compensation | - | - | 2,163 | 868 |
| Other | (106) | (141) | (315) | (205) |
| Net change in non-cash working capital: | | | | |
| Accounts receivable | (843) | 18 | 148 | 18 |
| Inventory | (2,353) | (2,068) | (3,082) | (1,055) |
| Prepaid expenses | 93 | (225) | (298) | (701) |
| Accounts payable and accrued liabilities | 2,914 | 3,823 | 2,988 | 2,973 |
| | (4,540) | (4,292) | (14,209) | (6,454) |
| Investments: | | | | |
| Expenditures on plant, equipment and deferred exploration | (11,013) | (7,464) | (30,534) | (22,406) |
| Short-term investments | - | - | - | 23,694 |
| Sale of investments and assets | - | - | 900 | (172) |
| | (11,013) | (7,464) | (29,634) | 1,116 |
| Financing: | | | | |
| Issue of common shares for cash | 35 | 34,269 | 680 | 42,020 |
| | 35 | 34,269 | 680 | 42,020 |
| Increase (decrease) in cash and cash equivalents | (15,518) | 22,513 | (43,163) | 36,682 |
| Cash and cash equivalents, beginning of the period | 42,276 | 30,356 | 69,921 | 16,085 |
| Cash and cash equivalents, end of the period | $ 26,758 | $ 52,769 | $ 26,758 | $ 52,767 |
| Supplementary information: | | | | |
| Income taxes paid | 68 | 60 | 390 | 233 |
| Non-cash investing and financing activities | | | | |
| Fair value of stock options exercised | - | - | 133 | 28 |
| Stock-based compensation included in deferred exploration | - | - | 1,087 | - |

(expressed in thousands of Canadian dollars)

## 1. Interim Financial Statements:

These interim consolidated financial statements (the "financial statements") of Miramar Mining Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2003, except for those indicated below. These interim consolidated financial statements as at September 30, 2004 and for the nine months ended September 30, 2004 and 2003 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2003.

## 2. Changes in Accounting Policies

(a) Asset retirement obligations

The Company has adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 on asset retirement obligations. Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 9.8% and an inflation factor of 2.0%. The liability is accreted over time through periodic charges to operations. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life. Previously, the Company accrued these costs on a units-of-production basis over the life of the asset. This change in accounting policy has been applied retroactively and has resulted in a decrease in long-term liability of $1.3 million, an increase to property, plant and equipment of $0.4 million, and a decrease to opening deficit of $1.7 million at January 1, 2004.

Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation, on an undiscounted basis before an inflation factor of 2.0% and a market risk adjustment of $1.7 million, is estimated to be approximately $8.4 million.

Under the standard, future asset retirement obligations are not recorded where timing or amount of remediation costs cannot be reasonably estimated. The cost and timing of asset retirement obligations for the Company's mines and exploration sites can be estimated and provisions are recorded for each of these sites.

(b) Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. As a result, the Company is required to expense the fair value of stock options issued to employees, directors and non-employees over the vesting period. Previously, the Company was only required to disclose the pro forma fair value effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively with restatement. As a result, a cumulative increase of $1.3 million to the deficit, an increase to contributed surplus of $1.1 million and increase to share capital of $0.2

(expressed in thousands of Canadian dollars)

million has been recorded on January 1, 2004 with respect to stock options granted to employees and directors in 2002 and 2003.

(c) Prior period restatements

The following is a summary of the after-tax effect on deficit and loss arising from changes in accounting policies, applied retroactively:

| | 2004 | 2003 |
|---|---|---|
| Deficit, beginning of period, as previously reported | $ (169,383) | $ (151,828) |
| Asset retirement obligation (note 2(a)) | 1,666 | 1,708 |
| Stock-based compensation (note 2 (b)) | (1,261) | (393) |
| Deficit, beginning of period, as restated | $ (168,978) | $ (150,513) |

| | 9 months ended September 30, 2003 | Year ended December 31, 2003 |
|---|---|---|
| Loss, prior to restatement | $ (13,084) | $ (17,555) |
| Asset retirement obligation (note 2(a)) | (289) | (41) |
| Stock-based compensation (note 2 (b)) | (868) | (868) |
| Loss, as restated on adoption of new accounting standards | $ (14,241) | $ (18,464) |

**3. Investment in Northern Orion Explorations Ltd. ("Northern Orion"):**

On February 13, 2004, the Company sold a total of 250,000 shares of Northern Orion for proceeds of $0.9 million. The Company has recorded the proceeds as a reduction of the carrying values of its interests in Northern Orion. Recovery of the remaining carrying value of the combined investment amounting to $9.2 million is dependant upon the sale of Northern Orion shares and receipt of net proceeds from eventual production from the properties or their sale by Northern Orion.

**4. Property, plant and equipment:**

On June 10, 2004, the Company announced its decision to terminate mining from its Giant Mine in July 2004 due to continued the under performance of gold production. As a result, in the second quarter of 2004 the Company recorded a write down on assets of $1.9 million and severance and closure costs of $1.2 million. The write down was comprised of $1.2 million for property, plant and equipment and $0.7 million for supplies inventory. The severance and closure costs relate to severance payments which will be paid to mine employees and an unrealized loss on gold forward contracts and gold call option contracts. In the third quarter of 2004, the Company recorded a further write down of $1.8 million for property, plant and equipment after an independent review of the estimated salvage value of the remaining Con Mine assets.

On September 20, 2004, the Company completed an option agreement with Maximus Ventures Ltd. ("Maximus") whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three year period. In consideration for entering the option agreement, Maximus will pay the Company five million shares of Maximus as repayment for expenditures on the properties, issued over a three-year period.

(expressed in thousands of Canadian dollars)

Additional shares could also be issued to the Company at specific resource milestones. On September 30, 2004, the Company had 1.5 million shares of Maximus which it has recorded at a nominal amount.

**5. Related Party:**

The Company owns 38.3% of Sherwood Mining Corporation ("Sherwood") therefore Sherwood was a related party at September 30, 2004. The Company supplies services on a cost recovery basis to Sherwood, which are funded through cash advances to the Company. At September 30, the Company had performed services totalling $0.3 million relating to the planned exploration program in 2004.

**6. Share Capital:**

(a) Authorized:

500,000,000 common shares without par value.

(b) Issued:

| | Number of shares | Amount |
|---|---|---|
| Balance, December 31, 2003 | 151,634,893 | $ 371,309 |
| Issued: | | |
| Common share issuance costs | - | (41) |
| Future income tax effect of flow through shares | - | (1,562) |
| On exercise of warrants | 211,437 | 412 |
| On exercise of stock options | 179,500 | 300 |
| Balance, March 31, 2004 | 152,025,830 | $ 370,418 |
| Issued: | | |
| Common share issuance costs | - | (1) |
| Future income tax effect of flow through shares | - | (3,114) |
| On exercise of stock options | 107,000 | 108 |
| Balance, June 30, 2004 | 152,132,830 | $ 367,411 |
| Issued: | | |
| Common share issuance costs | - | - |
| Future income tax effect of flow through shares | - | (406) |
| On exercise of stock options | 42,000 | 35 |
| Balance, September 30, 2004 | 152,174,830 | $ 367,040 |

(expressed in thousands of Canadian dollars)

(c) Stock options

At September 30, the Company had stock options outstanding as follows:

| | Shares options | Average exercise price |
|---|---|---|
| Outstanding, December 31, 2003 | 4,107,339 | $ 1.54 |
| Granted | 2,664,060 | 3.12 |
| Exercised | (179,500) | 1.16 |
| Forfeited or expired | (499,000) | 2.62 |
| Outstanding, March 31, 2004 | 6,092,899 | $ 2.15 |
| Granted | 395,000 | 2.52 |
| Exercised | (107,000) | 1.01 |
| Forfeited or expired | (9,000) | 3.34 |
| Outstanding, June 30, 2004 | 6,371,899 | $ 2.19 |
| Granted | - | - |
| Exercised | (42,000) | 0.83 |
| Forfeited or expired | (50,000) | 2.03 |
| Outstanding, September 30, 2004 | 6,279,899 | $ 2.20 |

(d) Warrants and brokers compensation options:

At September 30, the Company had warrants and brokers' compensation options outstanding as follows:

| | Warrants and options | Average exercise price |
|---|---|---|
| Outstanding, December 31, 2003 | 1,361,204 | $ 2.26 |
| Exercised | (211,437) | 1.95 |
| Expired | (208,500) | 2.10 |
| Outstanding, September 30, 2004 | 941,267 | $ 2.37 |

**7. Business segments:**

(a) Reportable Segments – The Company's operating mine produces gold and is located in Canada. Hope Bay and Back River are exploration stage gold properties located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b) Geographic Segments - The Company operates in Canada.

(expressed in thousands of Canadian dollars)

The Company's property, plant and equipment and expenditures, revenues and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

| Three months ended September 30, 2004 | Capital expenditures | Revenues | Earnings (loss) before equity loss and income taxes |
|---|---|---|---|
| Gold operations | $ 11 | $ 2,386 | $ (5,308) |
| Gold exploration | 10,908 | - | - |
| Other | 93 | 183 | (1,132) |
| | $ 11,012 | $ 2,570 | $ (6,440) |

| Three months ended September 30, 2003 | Capital expenditures | Revenues | Earnings (loss) before equity loss and income taxes |
|---|---|---|---|
| Gold operations | $ 70 | $ 11,567 | $ (5,756) |
| Gold exploration | 7,564 | - | - |
| Other | (168) | 338 | (376) |
| | $ 7,466 | $ 11,905 | $ (6,132) |

| Nine months ended September 30, 2004 | Property, plant and equipment | Expenditures on property, plant and equipment | Revenues | Earnings (loss) before equity loss and income taxes |
|---|---|---|---|---|
| Gold operations | $2,464 | $ 157 | $ 9,666 | $ (15,712) |
| Gold exploration | 157,482 | 31,044 | - | - |
| Other | 3,024 | 420 | 929 | (4,855) |
| | $162,970 | $ 31,621 | $ 10,595 | $ (20,567) |

| Nine months ended September 30, 2003 | Property, plant and equipment | Expenditures on property, plant and equipment | Revenues | Earnings (loss) before equity loss and income taxes |
|---|---|---|---|---|
| Gold operations | $7,110 | 3,730 | $ 36,503 | $ (16,689) |
| Gold exploration | 126,048 | 18,769 | - | - |
| Other | 1,003 | (92) | 861 | (2,869) |
| | $134,161 | $ 22,407 | $ 37,364 | $ (19,558) |

**8) Financial risk management:**

As at September 30, the Company had the following gold sales contracts:

| Anticipated delivery/expiry | Hedged ounces | Average price per ounce | Call options sold | Average price per ounce |
|---|---|---|---|---|
| 2004 | 5,200 | CAD $478 | 9,000 | CAD $478 |

(expressed in thousands of Canadian dollars)

## 9) Financial instruments:

The fair value excess (deficiency) of derivative instruments and the fair values based on the quoted market values and carrying values of the investment in Sherwood and other assets, at September 30 are as follows:

| | | Carrying value | | Fair value |
|---|---|---|---|---|
| Investment in Sherwood | $ | 250 | $ | 2,100 |
| Maximus | | - | | 360 |
| Other assets | | 106 | | 366 |
| Derivatives: | | | | |
| Gold forward sales contracts | | (261) | | (261) |
| Gold calls sold | | (473) | | (473) |

## 10) Subsequent Events:

a) On October 18, 2004, the Company completed a private placement of 7,600,000 flow-through common shares at a price of $2.00 per common share for gross proceeds of $15,200,000. In consideration for their services the underwriters received $750,000 and brokers' warrants exercisable to purchase 375,000 common shares at $2.00 per common share until October 18, 2005.

## OVERVIEW

The Company's mining and exploration assets are primarily gold assets in Canada's North. They include the Hope Bay belt in Nunavut, an option on the Back River project in Nunavut, and the Giant and Con operations in Yellowknife in the Northwest Territories. Through these assets, the Company has developed considerable experience in operations, exploration and logistics in the Canadian North as this is where the Company has focused its activities. The future for the Company continues to be dependent on the successful exploration and development of the Hope Bay and Back River projects as its mining operations in Yellowknife have reached the end of their mining lives.

The Company's goal is to build an intermediate gold production profile through the development of its Arctic gold assets in the following sequence:

1. Development of a high grade gold mine at Doris North to commence production as expeditiously as possible, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.
2. Extension of the proposed operating life through the exploitation of the Boston deposit;
3. Expansion of the proposed production level through the development of a large scale open pit/underground mining operation at Madrid;
4. Identification of further production opportunities at Back River;
5. Discovery of new gold resources by expanding the currently known deposits and discovering new ones in order to support a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

### Third Quarter Highlights

- Hope Bay:
    - Second phase of $20 million exploration program completed.
    - Drilling continued to expand Naartok deposit in Madrid area, at least doubling the limits of the previously known mineralization.
    - Drilling results at Boston in the deep drilling program yielded high grade intercepts which indicate the potential for resource expansion at depth.
    - Nunavut Impact Review Board issued its report for the Doris North Gold Mine project following public hearings deciding that the project should not proceed on the basis of the existing application. NIRB invited a new application focusing on certain issues before it would recommend that the project proceed.

- Back River:
  - Second phase of $7 million exploration program underway, focused on the Goose Lake deposit.
  - Positive drilling results indicate potential of near surface higher grade hinge zone.
- Mining operations at Giant mine were terminated due to continued production shortfalls.
- Production of 3,388 ounces of gold.
- Consolidated net loss of $6.3 million or $0.04 per share, including a write down of $1.8 million on the property plant and equipment of Con mine. Excluding the write down the loss was $4.4 million.

Highlights of the second phase of exploration activities at Hope Bay in 2004 include drill programs in the Madrid area focused on the Naartok area. This drilling had two priorities: first to infill drill the new mineralization discovered during the first phase of the program on approximately 50 meter centers to support the calculation of a new resource and, second, to further expand the known mineralization. Results from the second phase have been encouraging, with certain holes returning grade and widths better than previous results and demonstrating the continuity of the Naartok mineralization and at least doubling the limits of the previously known mineralization.

At the Boston deposit, drilling had three objectives: to upgrade the confidence level of the existing inferred resource, to expand the limits of that resource and to continue to evaluate the potential to expand the resource at depth. The deep drilling program of wide-spaced holes continues to demonstrate potential to extend this mineralized system to greater depths than the current resource estimate, while the discovery of a possible new zone of mineralization offers an opportunity to add shallow resources in close proximity to the existing ramp infrastructure. The in-fill drilling appears to be meeting or exceeding expectations. The Company has begun the process of analyzing the Boston deposit to consider options for bulk, mechanized mining. This type of mining may result in a lower grade than previously announced due to dilution, but could allow for more cost efficient resource extraction.

Highlights of the second phase of exploration activities at Back River in 2004, where activities were focused at Goose Lake, were the delineation of gold mineralization in the hinge zone to the Goose Lake fold and, in the greywackes, sedimentary units within the core of the banded iron formation fold. Preliminary results at Goose Lake continue to support the Company's belief that the Goose Lake deposit can host a near surface gold deposit that could provide a second gold mining center for the company, in addition to that proposed for the Hope Bay project.

In Yellowknife, as previously reported, mining operations at the Giant Mine were terminated on July 10th as a result of continued production shortfalls. Total gold production was 3,388 ounces during the third quarter which was a combination of gold recovered from processing arsenic tailings at Con Mine and ore stock piled from Giant mine in July. While processing activities continued during the third quarter, these processes will wind down over the remainder of the year and the activities at the Con Mine will move into the final reclamation process.

## EARNINGS AND CASH FLOW

For the three months ended September 30, 2004, the net loss was $6.3 million including a write down of $1.8 million on property, plant and equipment at the Con Mine. Excluding the write down, the loss was $4.4 million or $0.03 per share. In the same period of 2003, the Company reported a net loss of $6.2 million or $0.04 per share. Included in the 2003 results were severance costs of $3.5 million for the Con Mine as result of the termination of mining. Excluding severance costs, the net loss in the third quarter of 2003 was $2.7 million.

In the second quarter of 2003, the Company decided to terminate underground mining at the Con Mine in Yellowknife and, since that termination was mining solely at Giant Mine in 2004. However, gold production at the Giant Mine did not meet the Company's expectations in 2004 and, as a result mining activity at Giant Mine was terminated effective July 10, 2004.

As a result of adopting new accounting standards with respect to asset retirement obligations and stock-based compensation on a retroactive basis, prior period losses have been restated. The loss in the third quarter of 2003 was restated from $5.7 million to $6.2 million after recognizing a charge of $0.5 million with respect to asset retirement obligations.

### Selected Financial Data

The following tables summarize total revenue and income (loss) over the last eight fiscal quarters.

| | | 2004 | | 2004 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|---|---|
| | | Q3 | | Q2 | | Q1 | | Q4 |
| Total Revenue | $ | 2,570 | $ | 4,057 | $ | 3,968 | $ | 9,513 |
| Loss (1) | $ | (6,259) | $ | (6,868) | $ | (7,054) | $ | (4,228) |
| Per Share | $ | (0.04) | $ | (0.05) | $ | (0.05) | $ | (0.03) |

| | | 2003 Q3 | | 2003 Q2 | | 2003 Q1 | | 2002 Q4 |
|---|---|---|---|---|---|---|---|---|
| Total Revenue | $ | 11,905 | $ | 9,782 | $ | 15,677 | $ | 11,543 |
| Loss (1) | $ | (6,207) | $ | (7,186) | $ | (809) | $ | (3,554) |
| Per Share | $ | (0.04) | $ | (0.06) | $ | (0.01) | $ | (0.03) |

(1) Income (Loss) figures have been restated for the quarters to reflect the non-cash year-end adjustments in fiscal 2003.

Free cash flow in the third quarter of 2004 was an outflow of $5.2 million compared to an outflow of free cash of $4.5 million for the same period in 2003. "Free cash" flow from operations is a non-GAAP measure of financial performance which the Company uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the Company's operating mines from cash from operations as shown in the following table.

| (In thousands) | Q3 2004 | Q3 2003 |
|---|---|---|
| Cash from operations<br>(Includes corporate general and administration) | **$ (4,541)** | $ (4,294) |
| Less: mine capital and development | **(11)** | (70) |
| Net free cash flow from gold operations | **$ (4,552)** | $ (4,364) |

## OPERATIONS OVERVIEW

### Revenue

For the three months ended September 30, 2004, the Company produced 3,388 ounces of gold compared to 20,773 ounces in the same period in 2003. Revenue from gold sales was $1.4 million compared to $10.4 million in 2003.

| (In thousands) | | Q3 2004 | | Q3 2003 |
|---|---|---|---|---|
| Gold | **$** | **1,623** | $ | 10,342 |
| Effects of hedging | | **(219)** | | 98 |
| Total gold sales | | **1,404** | | 10,440 |
| Interest and other income | | **1,166** | | 1,465 |
| Revenue | **$** | **2,570** | $ | 11,905 |

During the third quarter of 2004, the Company the realized gold price in Canadian dollar terms was $413 compared to $535 per ounce on the spot market and $502 realized in the same period of 2003. Other income was $1.2 million in the third quarter of 2004 compared to $1.5 million in

the same period of 2003. In the third quarter of 2004, other income includes interest earned on short-term cash investments of $0.5 million and income of $0.6 million on the realization of a portion of the gain on the power credits which were received as part of the sale of the Bluefish hydroelectric facility as described in note 4 to the annual consolidated financial statements. For the same period in 2003, other income was $0.4 million and $1.1 million for interest and power credits, respectively.

### Mining Operations

In Yellowknife, mining operations were terminated at Giant Mine effective July 10. Formal notice was given to the Department of Indian and Northern Affairs ("DIAND"), as prescribed in the Company's agreement with DIAND, that the Company would return the Giant Mine property to DIAND in six months.

In the third quarter of 2004, gold production was 3,388 ounces at cash costs of US$887 per ounce. For the corresponding period in 2003, 20,773 ounces were produced and shipped at a cash cost of US$406 per ounce.

| | Three months ended March 31 | | Three months ended June 30 | | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|---|---|---|---|
| **Yellowknife Operations** | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| **Giant – Refractory** | | | | | | | | |
| Tons of ore processed | 22,710 | 17,489 | 22,943 | 45,653 | 4,624 | 20,755 | 50,277 | 55,066 |
| Average grade (ounce per ton) | 0.312 | 0.324 | 0.261 | 0.287 | 0.280 | 0.385 | 0.283 | 0.358 |
| Average recovery rate | 86.83% | 85.78% | 82.92% | 85.95% | 85.0% | 85.21% | 85.09% | 84.53% |
| Ounces of gold recovered | 6,158 | 4,854 | 5,087 | 11,245 | 842 | 6,803 | 12,088 | 16,638 |
| **Con - Free Milling** | | | | | | | | |
| Tons of ore processed | - | 45,509 | - | - | - | 39,502 | - | 117,441 |
| Average grade (ounce per ton) | - | 0.381 | - | - | - | 0.277 | - | 0.435 |
| Average recovery rate | - | 92.91% | - | - | - | 85.75% | - | 90.69% |
| Ounces of gold recovered | - | 16,482 | - | - | - | 9,379 | - | 38,469 |
| **Con – Refractory** | | | | | | | | |
| Tons of ore processed | 2,489 | 17,284 | - | 2,489 | - | 21,341 | - | 41,396 |
| Average grade (ounce per ton) | 0.18 | 0.244 | - | 0.180 | - | 0.231 | - | 0.234 |
| Average recovery rate | 80.88% | 84.20% | - | 80.88% | - | 79.94% | - | 84.51% |
| Ounces of gold recovered | 448 | 3,548 | - | 448 | - | 3,940 | - | 7,938 |
| **Arsenic tailings** | | | | | | | | |
| Tons of tailings processed | 3,568 | 1,521 | 3,208 | 6,776 | 5,310 | 4,224 | 12,086 | 7,633 |
| Ounces of gold recovered | 868 | 455 | 806 | 2,318 | 967 | 1,075 | 2,640 | 2,061 |
| **Total gold recovered** | 7,389 | 25,339 | 5,893 | 13,282 | 1,809 | 21,198 | 15,090 | 65,106 |
| **Total gold shipped** | 6,103 | 28,237 | 5,782 | 11,885 | 3,388 | 20,773 | 15,283 | 67,533 |

As previously discussed, gold production at the Giant Mine was terminated in July due to continued production shortfalls. However, minimal amounts of gold production will continue at Con Mine to the end of the year as operations wind down and the remaining inventory of ore and arsenic tailings are processed.

### Operating Costs

The cost of sales in the third quarter of 2004 was $5.3 million compared to $13.4 million in the same period of 2003. The decrease in cost of sales resulted from the decrease in gold production because of the termination of underground mining activities at the Con Mine. General and administrative expenses in the third quarter of 2004 were $1.3 million compared to $0.9 million in the same period of 2003 due to higher investor relations costs. Depreciation, depletion and accretion expense in the third quarter 2004 was $0.4 million compared to $0.5 million in the same period of 2003 as restated (note 2(a)).

### Exploration and Development Activities

The focus for the Company continues to be the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The development strategy is to focus first at the high grade gold Doris North project, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt. The Company plans to pursue an extension to the Doris North mine operating life through the exploitation of the Boston deposit. At the same time, opportunities to expand production levels will be examined including the study of a large scale open pit/underground mining operation at Madrid. The Company also proposes to examine production opportunities through its option agreement on the Back River project. The exploration strategy is to focus on the discovery of new gold resources by expanding the existing deposits and search for new deposits in order to support a sustained intermediate production profile and conduct grassroots exploration in cooperation with strategic partners.

The 2004 budget of $20 million funded the advancement of permitting and engineering for the Doris North project and approximately 45,000 meters of core drilling, 1,707 meters of reverse circulation drilling. Of this, a total of 41,394 meters of core and all of reverse circulation drilling were completed by the end of September. Highlights of the second phase of exploration activities at Hope Bay in 2004 include drill programs in the Madrid area focused on the Naartok deposit. This drilling had two priorities: first, to in-fill drill the new mineralization discovered during the first phase of the program on approximately 50 meter centers to support the calculation of a new resource and, second, to further expand the known mineralization. Results from the second

phase have been encouraging with certain holes returning grade and widths better than previous results, demonstrating the continuity of the Naartok mineralization and the potential to continue to expand the known mineralization to depth.

As part of the 2004 work program, the Company initiated a two year drill program designed to upgrade portions of the inferred resource at the Boston deposit to the indicated resource category. The objective of this program, which includes in-fill drilling and engineering studies, is to demonstrate the potential for the extended production life at Hope Bay. As part of the program, the Company proposes to complete a preliminary assessment of the Boston potential in 2005. The focus for additional production at Hope Bay is concentrated on Boston as it appears to provide the most rapid and lowest capital cost opportunity given the work completed to date and the underground development already in place. The Boston deposit has a current resource of approximately 1.6 million ounces of gold (comprised of an indicated resource of 687,000 ounces grading 15.4 g/t and an additional inferred resource of 901,000 ounces grading 10.9g/t gold). These resources do not yet take into account the results of drilling in 2003 and 2004, which extended the mineralization to depths of over 1,000 meters below surface.

The Company continues to work towards making a production decision on the Doris North project. The permitting process continued to advance during the quarter. In July, NIRB held public hearings to discuss the permitting of the Doris North Project in four communities in Nunavut. In August, NIRB issued its report to the Minister of DIAND deciding that the project should not proceed on the basis of the existing application. NIRB invited a new application focusing on certain issues before it would recommend that the project proceed. The work to address these items was commenced in August and the Company expects to have it completed before the end of the year to support a re-submission to NIRB. Assuming a positive decision from NIRB and permits are obtained and a final production decision is made in 2005, start-up of the mine would likely be in early 2007.

Highlights of the second phase of exploration activities at Back River in 2004, where activities were focused at Goose Lake, were the delineation of gold mineralization found in the hinge zone and, in the greywackes, sedimentary units within the core of the banded iron formation fold. Preliminary results at Goose Lake continue to support the Company's belief that the Goose Lake deposit can host a near surface gold deposit that could provide a second gold mining center for the Company, in addition to that proposed for the Hope Bay project.

### Capital Programs

During the third quarter of 2004, the Company had capital expenditures of $10.9 million for exploration and project activities at Hope Bay and Back River (as described above) compared to expenditures of $7.6 million in the same period of 2003 at Hope Bay.

## NEW ACCOUNTING POLICIES

### Asset Retirement Obligation

Effective January 1, 2004, the Company has adopted the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized for the estimated costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy has been applied retroactively and has resulted in a decrease in long-term liability of $1.3 million, an increase in property, plant and equipment of $0.4 million and a decrease to opening deficit of $1.7 million at January 1, 2004.
Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation, on an undiscounted basis before an inflation factor of 2.0% and a market risk adjustment of $1.7 million, is estimated to be approximately $8.4 million.

### Stock-based Compensation

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to decrease net income by $0.4 million and $0.9 million for the years ended December 31, 2002 and 2003, respectively, to increase deficit by $1.3 million as at December 31, 2003 ($0.4 in 2002), and to increase contributed surplus by $1.1 million as at December 31, 2003 ($0.4 million in 2002) and an increase to share capital of $0.2 million as at December 31, 2003 (nil in 2002). The effect of the change on basic and diluted earnings per share was immaterial.

### FINANCING AND LIQUIDITY

At September 30, 2004, the Company had consolidated working capital of $25.3 million compared to $69.0 million at the end of 2003. Of the $25.3 million working capital, $26.8 million was cash and cash equivalents compared to $69.9 million at the end of 2003. In addition to working capital, at September 30, 2004 the Company had $6.3 million in cash collateral deposits for reclamation bonds, unchanged from December 31, 2003 and $9.9 million in notes receivable from the sale in the second quarter of 2003 of the Company's Bluefish hydroelectric power plant compared to $9.6 million at December 31, 2003.

During the first quarter of 2004, the Company completed a debt financing agreement for $4 million with a financial institution. The proceeds of this credit line will be used for expenditures related to the feasibility and construction of the Doris North Mine. No amounts have been drawn down from this credit line to-date.

During the first quarter of 2004, the Company sold a portion of its shares in Northern Orion Exploration Ltd. ("Northern Orion") for proceeds of $0.9 million. No further sales were made in the second or third quarters of 2004 and at September 30, 2004 the Company owned 250,000 Northern Orion shares. The Company also retains a net proceeds royalty interest with Northern Orion as described in note 3 to the annual consolidated financial statements.

Subsequent to the quarter, on October 18, 2004, the Company completed a private placement of 7,600,000 flow-through common shares at a price of $2.00 per share for gross proceeds of $15,200,000 (of which $15,000,000 was underwritten and the balance was sold by the Company directly). In consideration for their services, the underwriters received $750,000 and brokers' warrants exercisable to purchase 375,000 common shares at $2.00 per common share until October 18, 2005.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities for the near term. The Company further believes that the proceeds from the sale of Bluefish, which will be received on December 31, 2004, will provide sufficient cash to meet the estimated current and future closure obligations of the Con Mine. The ongoing exploration and development of the Hope Bay and Back River projects will require the Company to raise additional capital through a combination of project debt and equity financings. The Company's strategy is to use equity financing for exploration activities and maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

### Liabilities and Contingencies

As a condition of a water license held by the Con Mine, the Company maintains security deposits for the cost of future reclamation. On April 4, 2003, the Company completed an agreement with DIAND to fund security deposits by assigning the proceeds from the repayment of the $10 million promissory note received on the sale of the Bluefish power plant to a reclamation security trust. The Company will also maintain the existing bond of $1.5 million described in note 8 to the annual consolidated financial statements until such time as the promissory note is repaid. The reclamation security trust will be used to fund the reclamation of the site on completion of mining operations. The cost of reclamation has been estimated by the Company on the basis of a draft remediation plan which is currently under review by the McKenzie Valley Water Board. This plan will be finalized once comments from the Water Board have been received and incorporated. Any changes to the plan could result in an increase to the estimated liability.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency ("CRA") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, which amounts to approximately $2.0 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested information from CRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this matter is not yet determinable. No provision for these costs has been recorded at September 30, 2004.

### Commitments

To mitigate the risk of gold price fluctuations, the Company entered into spot deferred forward sales contracts and written call options for all of the expected future production of the Yellowknife mines. The Company has hedged foreign currency risk by fixing exercise prices in Canadian dollars. The Company does not hold these financial instruments for speculative or trading purposes and the Company is not subject to margin requirements on any of its hedging lines. The Company, however, has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets.

If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the termination of underground mining at both the Con and Giant mines, the Company is in breach of certain of these financial covenants. However, the financial institution has agreed to modify the affected covenants for a period of time which the Company believes is adequate to comply with the covenants.

With the termination of underground mining at both the Con and Giant mines, forecast gold production will be insufficient to meet all of the remaining obligations under the Company's gold commodity derivative contracts and it plans to financially settle the affected contracts. The following table sets out the outstanding number of contract ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2004:

| Period | Hedged ounces | Average Price | Call options sold | Average strike price |
|---|---|---|---|---|
| 2004 | 5,200 | CAD$478 | 9,000 | CAD$478 |

The fair value of call options was negative $0.5 million at September 30, 2004. The fair value of the gold forward sales was negative $0.3 million at September 30, 2004. The Company has not entered into any gold sales or option contracts since July 2003.

On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation for an option to earn a 60% interest in the Back River project in Nunavut for expenditures of C$25 million over a thirty month period. On February 26, 2004, a formal agreement was executed.

On September 20, 2004, the Company completed an option agreement with Maximus Ventures Ltd. ("Maximus") whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million over a three year period. In consideration for entering the option agreement, Maximus will issue five million shares of to the Company over a five year period as repayment for the Company's expenditures on the properties. Additional shares could also be issued to the Company at specific resource milestones.

## OUTLOOK

The longer term outlook for the Company continues to be dependent on the successful exploration and development of the Hope Bay and Back River projects. The Company owns 100% of the Hope Bay project, which has measured and indicated resources of 1.8 million ounces of gold and an inferred resource of a further 3.6 million ounces of gold.

The Company plans to continue to work towards making a development decision on the Doris North project, including advancement of the permitting process. When the permitting process is completed, the Company will make the final decision on commitment to the construction process. If approved by the Company, production could commence by early 2007.

As part of the Company's development strategy for Hope Bay, the program underway in 2004 has targeted the advancement of the Boston deposit to demonstrate the potential for the extended production life at Hope Bay. The Company expects to complete a preliminary assessment study in 2005.

The Company also intends to assess the potential of the Back River project to become additional mining assets.

As a result of the decision to terminate mining at Giant Mine future activities in Yellowknife will be limited to the continued processing of gold bearing arsenic sludges and calcines from the Con Mine and ongoing site remediation. Yellowknife is now expected to produce approximately 17,000 ounces in 2004. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2005 which will permit the Company to conduct final reclamation activities in subsequent periods.

## RISKS AND UNCERTAINITIES

The Company will require additional capital to pursue its exploration and development work at Hope Bay and Back River. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term. The impact of fluctuations in the price of gold is a risk to the Company's ability to develop it's properties as well as future profitability and cash flow. As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency

exchange rate between Canadian and U.S. dollars can fluctuate and impact the reported earnings and resulting cash flow. As the Canadian dollar strengthens compared to the U.S. dollar, revenue from gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the input and approval of regulatory agencies which are beyond the Company's control. As a result, granting and timing of permits is inherently uncertain.

## NON GAAP MEASURES

The Company has included certain non-GAAP performance measures ("free cash flow" and "cash costs per ounce") in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.